中國海洋石油有限公司

CNOOC LIMITED

November 8, 2016

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

U.S.A.

Re:	CNOOC Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 21, 2016

Form 6-K Filed August 24, 2016

Comment Letter Dated September 26, 2016

File No. 001-14966

Dear Messrs. Schwall and Horowitz and Ms. Lu:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated September 26, 2016 with respect to the Form 20-F for the fiscal year ended December 31, 2015 of CNOOC Limited (the “Company”), which was filed on April 21, 2016 (the “2015 20-F”) and the Company’s Form 6-K filed August 24, 2016. For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 4. Information on the Company, page 20

Business Overview, page 21

Proved Undeveloped Reserves (PUD), page 28

1.	We note that you have provided certain data using US dollars (e.g., the amount spent to develop proved undeveloped reserves into proved developed reserves). Revise your disclosure to provide information based on your reporting currency or tell us why your current method of presentation is appropriate.

Response: The Company respectfully advises the Staff that the Company consistently used US dollars to present the amount spent to develop proved undeveloped reserves into proved developed reserves in the Form 20-F for the previous fiscal years, and the Company believes that it is convenient for readers to understand the information on a consistent basis when the Company used US dollars for such presentation in the 2015 20-F.

In response to the Staff’s comments, the Company intends to disclose the amount of investment for PUD conversion in its reporting currency in its future filings of Form 20-F.

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 2

2.	Your cumulative PUD conversion to proved developed reserves over the last three years is 40% and for the last five years is 61%. This does not appear to satisfy the requirements of the definition of Proved Undeveloped Oil and Gas Reserves (FASB ASC section 932-235-20 Glossary) which states:

“	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.” Please explain the circumstances that prevented your conformance with the five year development requirement. Address the strategies that you would adopt to promote the reasonable certainty of development of your PUD reserves within five years of booking.

Response: The Company respectfully advises the Staff that its PUD conversion rate varied from year to year due to changes in development activities and the status of conversion of reserves to proved developed status. The Company’s PUD conversions are typically related to the following two types of development activities:

(1)	Completion of production infrastructure and commencement of production by production wells; and

(2)	Infill drillings required by development projects as production declines.

The Company’s low PUD conversion rates in the past three to five years were primarily attributable to:

(1)	The Company’s reserves are primarily located in offshore areas, including offshore China (i.e., Bohai, Western South China Sea, Eastern South China Sea and East China Sea), Africa, Asia (excluding China), Oceania and North America. The construction periods of offshore oil and gas fields are generally longer than onshore projects and are often subject to phased development. Further, certain projects under construction were temporarily suspended or delayed due to low oil prices.

(2)	The Company has unconventional PUD reserves in Canada, which are primarily oil sands. Such reserves are expected to complete the conversion to proved developed reserves in the next 30 years. As a result of less drilling activities and low pricing during the period from 2013 to 2015, only 28 million BOE of the PUD reserves in the Long Lake project and the Syncrude project were converted to proved developed status from drilling and the completion of additional development pads. In particular, due to the low pricing in 2015 and the changes of development plans, the Company reduced the capital spending and has been working on technology innovation and improvement of the development plan. In addition, future increase of oil prices may facilitate the PUD development of oil sands.

(3)	Gas fields in China, Australia and Indonesia are associated with long-term gas supply or LNG sales contracts, for which development is required to maintain delivery that is obligated to occur after five years. For example, the contract period of Company’s LNG sales contracts of the Tangguh project in Indonesia and the NWS project in Australia is primarily 15 to 20 years.

(4)	The economics of developing oil fields under construction were affected by low oil prices, which resulted in the write-off of booked PUD reserves. For example, the reserves of PL9-1 and PL13-2 were written off and reserves of QHD33-1S were revised down due to low oil prices.

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 3

Furthermore, parts of the newly added proved developed reserves in the present year were not included in PUD conversion. The Company has newly added proved developed reserves every year. Such reserves were booked as proved developed reserves after investment was made on the infill drilling. However, as such reserves had not been booked as PUD reserves, they had no contribution to the PUD conversion rate.

The Company further advises the Staff that, based on the above and considering the differences in the characteristics of projects, the Company is of the view that the low PUD conversion rates from 2011 to 2015 are consistent with the Company’s current business condition and may not be indicative of future PUD conversion rates. Therefore, the Company believes that the Company’s low PUD conversion rates from 2011 to 2015 do not affect the Company’s compliance with the requirements under FASB ASC section 932-235-20.

In order to facilitate PUD conversion rates and in the context of low oil prices, the Company adopted the strategy to lower costs and increase efficiency and continues to refine the development plan of the projects that are in the design and construction phase to optimize economic benefits.

Other Oil and Gas Data, page 39

Oil and Gas Properties, Wells, Operations, and Acreage, page 42

3.	We note from the disclosure in your Form 6-K dated August 24, 2016 that you wrote off certain shale oil and gas assets in North America during the period ended June 30, 2016 due to the expiration of lease contracts. Tell us about your consideration of the disclosure requirements per Item 1208(b) of Regulation S-K as it does not appear that your Form 20-F addresses the minimum remaining terms of leases and concessions.

Response: The Company respectfully advises the Staff that the Company has considered the relevant disclosure requirements under Item 1208(b) of Regulation S-K and considers that the disclosure in the 2015 20-F complies with such requirements.

The Company has interests in hundreds of leases and concessions in China and foreign countries and acts as operator or non-operation partner. Those leases and concessions have different expiration terms and are generally renewable. The materiality of a lease and concession depends on multiple factors, including the area, exploration potentials and development benefits. As the Company believes that the leases and concessions that are set to expire in the upcoming years are not material, providing the minimum remaining terms of such leases and concessions would not constitute meaningful disclosure.

Item 5. Operating And Financial Review and Prospects, page 58

Critical Accounting Policies, page 59

4.	Your discussion of impairment of non-financial assets other than goodwill states that your calculations of the recoverable amount of assets require the use of estimates and assumptions and that there is a reasonable possibility that the oil price assumption may change. However, your disclosure does not appear to address the material implications to your financial statements of uncertainties associated with the methods, assumptions, and estimates underlying the process through which you assess proved properties for impairment. Revise your disclosure to provide a more comprehensive discussion of your critical accounting policies and estimates that provides additional detail regarding your underlying assumptions and uncertainties. The revised disclosure should describe the key assumptions used in your impairment testing and the degree of uncertainty associated with your key assumptions. The

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 4

revised disclosure should also address potential events that you reasonably expect could negatively affect your key assumptions, especially as it relates to oil fields most at risk for impairment. Refer to Item 5.D. of Form 20-F and, for further guidance, section V of SEC Release No. 33-8350.

Response: The Company respectfully advises the Staff that the Company has considered the disclosure requirement when preparing the 2015 20-F and has addressed the material implications in the 2015 20-F as follows:

•	The Company disclosed in “D. Risk Factors” on page 15 of the 2015 20-F:

Our business, cash flows and profits fluctuate with changes in oil and gas prices.

Changes in oil and gas prices could have a material effect on our business, cash flows and earnings.

Low oil and natural gas prices may adversely affect our business, revenue and earnings. Lower oil and natural gas prices may result in the write-off of higher cost reserves and other assets, reduction of the amount of oil and natural gas we can produce economically and termination of existing contracts that have become uneconomic. The prolonged slump in oil and natural gas prices may also impact our long-term investment strategy and operation capability for our projects.

•	The Company disclosed in “Critical Accounting Policies—Reserve Estimation” on page 60 of the 2015 20-F:

The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Company’s oil and gas properties has been impaired.

•	The Company disclosed in “Critical Accounting Policies—Impairment of Non-Financial Assets other than Goodwill” on page 60 of the 2015 20-F:

The calculations of recoverable amount of assets require the use of estimates and assumptions. It is reasonably possible that the oil price assumption may change, which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of tangible assets.

The Company bases its cash flow projections on reasonable and supportable assumptions by examining the causes of differences between past cash flow projections and actual cash flows. Please refer to the Company’s response to Comment No. 10 below for more details.

In response to the Staff’s comments, the Company intends to include, in its future filings of Form 20-F, additional disclosures regarding key assumptions used in impairment testing and the uncertainty associated with the key assumptions in substantially the same form as set forth below (with such amendments as may be necessary to reflect changes in the Company’s business):

The calculations of the recoverable amount of assets require the use of estimates and assumptions. The key assumptions include, but are not limited to, future commodity prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate.

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with our anticipated drilling  plan, changes in our capital costs and operating expense assumptions, which we expect to

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 5

decrease further as a result of sustained lower commodity prices, and the discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to, but are not limited to, the risk factors referred to in “Item 3.D. Risk Factors” in the 2015 20-F. Although it is not reasonably practicable to quantify the impact of future impairment charges at this time, our results of operations could be materially and adversely affected for the period in which impairment charges are incurred.

Item 8. Financial Information, page 91

Contingencies(c), page 93

5.	We note your disclosure regarding the Long Lake emulsion leak on July 15, 2015 and the January 15, 2016 explosion near the Long Lake hydrocracker unit. We also note your July 14, 2016 press release stating that Long Lake is selling 15,000 BOE per day of heavy, unprocessed crude “compared with 50,000 barrels a day this time last year” presumably of processed crude.

Given that the upgrader was disabled January, 2016 and there is no synthetic crude being produced, please explain to us, with reasonable detail, the justification for your disclosure of 815 MMBOE of proved synthetic crude reserves attributed to the Long Lake Unit.

Response: The Company respectfully advises the Staff that the 815MMBOE of synthetic oil consists of 291MMBOE reserves in the Syncrude project and 524MMBOE reserves in the Long Lake project. The reserves in the Syncrude project are produced through mining operations, while the reserves relating to the Long Lake project are produced through steam assisted gravity drainage (“SAGD”) and the upgrader.

For the Long Lake project, on July 15, 2015, the Company suspended production from the wells relating to the pipelines that leaked, which equated to over 10,000 BOE per day of production. The rest of the wells in the field maintained production of synthetic oil. Therefore, the Company had 815MMBOE of synthetic oil reserves at the end of fiscal year 2015 and so disclosed in the 2015 20-F, which the Company believes is in compliance with relevant rules.

After the explosion in the Long Lake hydrocracker unit on January 15, 2016, the upgrading operations were also suspended and only part of SAGD maintained low production for several months. However, in early May 2016, the production stopped due to the forest fire when all staff was evacuated and all facilities were shut down. The staff was permitted to return to the facilities for assessing damages after two months and the production resumed in July 2016. Since then, the Company has started to increase the SAGD operation and current daily production has gradually recovered.

The Company further advises the Staff that the Company continues to evaluate the reserves at the end of 2016 based on current circumstances and will make corresponding disclosures in the Form 20-F for the fiscal year ended December 31, 2016.

Notes to the Consolidated Financial Statements

Note 15 – Property, Plant and Equipment, page F-48

6.	Revise your disclosure to include the discount rate used in your estimates of value in use. Refer to paragraph 130 of IAS 36.

Response: The Company respectfully advises the Staff that the Company’s discount rate is determined using the weighted average cost of capital (“WACC”) (8% in 2015), with a premium

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 6

(0-4% in 2015) added in accordance with each country’s specific risk and assets types. The Company’s WACC is calculated based on the weighted average cost of equity and weighted average cost of debt. The weighted average cost of equity is calculated based on the Capital Assets Pricing Model. The weighted average cost of debt is determined using the Company’s existing 10-year bonds cost. The capital structure of equity and debt is based on a benchmarking analysis of peer companies comparable to the Company.

In response to the Staff’s comments, the Company intends to add, in its future filings of Form 20-F, the disclosure on the discount rate used in estimating the value in use in Note 15 “Property, plant and equipment” to the consolidated financial statements in substantially the same form as set forth below:

For the impairment test, future cash flows are adjusted and discounted for risks specific to the assets. The discount rate is derived from the weighted average cost of capital (“WACC”) calculated using an established model, and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located and the asset type. As of December 31, 20XX and 20XX, the discount rates used to determine recoverable amounts were XX% and XX%, respectively, with a premium of XX% and XX%, respectively. The Company reassesses the discount rate applied in the impairment test on an annual basis.

Note 33. Commitments and Contingencies, page F-69

Contingencies, page F-71

7.	Disclosure in your filing regarding the emulsion leak from a pipeline within Nexen’s Long Lake operations states that the total financial impact of this incident is uncertain and that you have “not made a complete provision for the incident in the consolidated financial statements.” Provide us with additional detail regarding your estimate of the amount of the obligation resulting from this incident and provide us with quantitative information. Refer to paragraphs 25-26 of IAS 37. In addition, tell us how your disclosure meets the requirements of paragraph 85 of IAS 37.

Response: The Company respectfully advises the Staff that, as of December 31, 2015, the Company had paid for and incurred approximately US$60 million related to environmental clean-up and investigation for the K1A emulsion leak at the Company’s Long Lake operation. The costs were properly accounted for as a current period expense and included in the Company’s consolidated financial statements for the fiscal year ended December 31, 2015. The Company continued to incur much less costs related to the environmental clean-up and investigation in 2016. While the environmental clean-up has been substantially completed, the costs related to the investigation will continue to incur.

At the end of the fiscal year 2015 (December 31, 2015) and as of the issuance date of the 2015 20-F (April 21, 2016), the Company was unable to determine a reasonable estimate as to the potential financial obligation or expected timing resulting from possible lawsuits against the Company related to this incident. The Company believes that this represents a potential contingency resulting from the incident, and therefore made disclosure to address the requirements of paragraph 85 of IAS 37 for a brief description of the nature of the obligation. However, the Company was not able to provide an estimate of the expected timing of any resulting outflows of economic benefit as the root cause investigation was on going as of December 31, 2015 and no legal claims had been filed against the Company at that time and to date.

The Company is currently evaluating the economic options related to the pipeline leak. The Company has yet to make a business decision concerning its future plans and had not incurred any other financial obligations as of December 31, 2015 related to replacing or repairing the pipeline

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 7

assets. Once a decision is made, the Company will account for any future transactions and obligations under appropriate and applicable accounting (IFRS) standards.

Supplementary Information on Oil and Gas

Reserve Quantity Information (continued), page F-79

8.	It appears you have disclosed significant proved reserve changes for 2015 and 2014 due to extensions and discoveries. However, FASB ASC Subparagraph 932-235-50-5(d) requires the appropriate explanation of significant changes in proved reserves due to each of extensions and discoveries. Please expand your disclosure to comply with ASC 932.

Response: The Company respectfully advises the Staff that FASB ASC Subparagraph 932-235-50-5(d) requires two types of disclosure: extensions and new discoveries. The requirements read as follows: “d. Extensions and discoveries. Additions to proved reserves that result from either of the following: 1. Extension of the proved acreage of previously discovered (old) reservoirs through additional drilling in periods subsequent to discovery; 2. Discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields.” Therefore, the Company has made the following disclosure in the 2014 20-F and 2015 20-F, respectively, to comply with the requirements of ASC 932:

The Company disclosed on page 31 of the 2014 20-F that the Company’s reserves were increased by 534.0 million BOE in 2014 due to new discoveries and extensions:

•	An increase of 534.0 million BOE due to new discoveries and extensions, of which 64.7 million BOE are developed and 469.3 million BOE are undeveloped, details of which are described below:

➢	Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 326.7 million BOE, which are primarily attributable to fields such as Luda 5-2 North, Bozhong 8-4, Kenli 10-4 and Ningbo 22-1 etc.; and

➢	Overseas: the discoveries and extensions of oil and gas reserves in the amount of 207.3 million BOE, which are primarily attributable to oil sands and shale gas fields in Canada, and onshore and offshore fields in the United States.

The Company disclosed on page 28 of the 2015 20-F that the Company’s reserves were increased by 653.5 million BOE in 2015 due to new discoveries and extensions:

•	An increase of 653.5 million BOE due to new discoveries and extensions, of which 73.3 million BOE are developed and 580.2 million BOE are undeveloped, details of which are described below:

➢	Offshore China: the discoveries and extensions of oil and gas reserves in the amount of 515.1 million BOE, which are primarily attributable to fields such as Bozhong 34-9, Luda 21-2, Caofeidian 6-4, Lingshui 17-2 and Liuhua 20-2 etc.; and

➢	Overseas: the discoveries and extensions of oil and gas reserves in the amount of 138.4 million BOE, which are primarily attributable to onshore and offshore fields in the United States.

The following table sets forth the breakdown of discoveries and extensions data in the fiscal years ended December 31, 2014 and December 31, 2015, respectively:

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 8

Year		Undeveloped		Developed	Total (million BOE)
		New Discoveries (million BOE)	Extensions (million BOE)	Extensions (million BOE)
2014	China	239.6	44.5	42.6	326.7	534.0
	Overseas	34.4	150.9	22.0	207.3
2015	China	442.7	28.9	43.5	515.1	653.5
	Overseas	83.8	24.8	29.8	138.4

In response to the Staff’s comments, when disclosing significant changes in proved reserves in the “Supplemental Information on Oil and Gas Producing Activities” in its future filings of Form 20-F, the Company intends to add a cross-reference to its explanation of significant changes in proved reserves in “Item 4.B. Business Overview.”

Form 6-K filed August 24, 2016

Interim Results

Note 6 – Property, Plant and Equipment, page 9

9.	We note that the impairment charge recognized during the period ended June 30, 2016 was primarily due to the revision of your estimation for the oil price forecast and the adjustment in operating plan for oil sand assets in Canada. Please tell us whether there was a significant change concerning your reported oil and gas reserve quantities as of June 30, 2016.

Response: The Company respectfully advises the Staff that the Company has considered multiple factors including oil price in the impairment test. Please refer to the Company’s response to Comment No. 13 below for more details. The oil price used for the impairment test (i.e., the Company’s estimation for the oil price) differs from the oil price used for the estimation of reserve volumes (i.e., the average oil price in the prior 12 months in accordance with the rules of the SEC).

Pursuant to the relevant rules of the SEC, the Company only disclosed the reserves at year-end that were evaluated in accordance with the SEC’s rules and did not disclose the reserves as of June 30. In addition, as of June 30, 2016, the change of strategies for the operating plan for the oil sand business in Canada had not been ultimately confirmed. The relevant reserves were still under evaluation and it was not able to confirm whether there would be any significant changes.

10.	You recognized an impairment loss of approximately RMB 2,358 million during the fiscal year ended December 31, 2015 and an impairment loss of approximately RMB 10,390 million during the six months ended June 30, 2016 related to your oil and gas properties. Tell us how the estimated future cash flows used in assessing value in use changed from December 31, 2015 to June 30, 2016. Your response should address your expectations for possible variations in the amount or timing of those future cash flows as of both dates. Also, describe the range of economic conditions you expected to exist over the remaining useful lives of your properties. Include sufficient detail that will enable us to understand the key assumptions utilized in your estimates. Refer to paragraphs 30 and 33 of IAS 36.

Response: The Company respectfully advises the Staff that the Company bases its cash flow

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 9

projections on reasonable and supportable assumptions by examining the causes of differences between past cash flow projections and actual cash flows.

The Company estimates future cash flows, including:

(1)	Projections of cash inflows from the continuing use of the asset, in which the main assumptions include oil price, gas price and net production.

(a)	Oil price:

The Company’s projection of oil price mainly refers to the oil price forecast of authoritative and independent institutions, combined with the internal analysis for the international crude oil market environment and management’s judgment.

For the short-term oil price forecast (for the next three years), the Company refers to the oil price forecast provided by Information Handling Services Inc. (“IHS”), Reuters, and Wood Mackenzie (“WoodMac”). For the mid- to long-term oil price forecast (for year 4 and beyond), the Company refers to IHS’s forecast results.

(b)	Gas price:

For domestic natural gas price, the Company has a long-term sales agreement with its customers. As such, the Company uses the sales contract or framework agreement in the cash flow model.

North American gas price forecasts used for impairment analysis are based upon both internal and reputable third-party forecasts of the Henry Hub and AECO benchmark prices. For property-specific pricing, quality and transportation adjustments are applied to the benchmark prices. The gas price forecasts are also based on future economic assumptions (WTI oil pricing trends, inflation and foreign exchange) and the related implications to gas prices on an energy equivalence basis.

UK gas prices are on the basis of National Balancing Point (NBP) pricing on a similar basis to North America gas prices. Instead of WTI crude oil pricing, Brent crude oil pricing is used for energy equivalence comparisons.

(c)	Net production forecast:

The Company forecasts the future production data of the producing oil fields/gas fields based on the actual production profile combined with the projected production level in the development plan using the standard reserves projection method.

(2)	For the cash outflows forecast to generate the cash inflows from continuing use of the asset (including cash outflows to prepare the asset for use), which can be directly allocated in a reasonable and consistent basis to the assets, the main assumptions include capital expenditure (“Capex”), operating expense (“Opex”) and tax expense, such as resource tax, royalty, VAT and special oil gains.

(a)	Capex: For the short-term Capex data forecast, the Company determines it based on the annual budget. For the estimated Capex for the periods beyond the annual budget, the Company determines it based on the project scheduling and approved project gross investment budget. Adjustments will be made based on the actual progress and expenditure of the project.

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 10

(b)	Opex: The Company develops the Opex data by fixed expense and variable expenses. For the short term, it was based on the Opex in the annual budget. For the estimated Opex for the periods beyond the budget, the fixed expense remains unchanged while the variable expense is estimated by multiplying the unit variable cost with the forecasted production result.

(c)	Tax expense: Tax expenses, consisting of resource, royalty, VAT and special oil gains taxes, are estimated by tax rates in accordance with the laws and regulations in the respective state and jurisdiction.

(3)	Net cash flows, if any, to be received (or paid) for the disposal of the asset at the end of its useful life. The expected cash flows shall be computed by weighting the estimates of future cash flows by using the expected value method. The Company identifies the discount rate and discounts the expected future cash flows to determine the asset’s value in use. Please refer to the Company’s response to Comment No. 6 above for the calculation method for the discount rate.

Compared to the calculation of the recoverable amount for the reporting period ended December 31, 2015, the result for the six months ended June 30, 2016 was changed for the following reasons:

(a)	The short-term oil prices forecast had declined as shown in the response to comment 11 below;

(b)	The mid- to long-term oil price prediction of the Company had declined by 11% in May 2016;

(c)	Long Lake production was negatively affected by the incidents since year-end 2015, and the production plan was revised after the Company completed its investigation and evaluation, which was after the date of the 2015 20-F; and

(d)	The projections of Long Lake upgrader yield were revised down by 4% based on management’s best estimate.

The following table sets forth the range of short-term oil prices per barrel for the next three years that the Company estimated as of June 30, 2016:

	Brent			WTI
Year	2016	2017	2018	2016	2017	2018
Wood Mackenzie (US$)	39.27	50.75	N/A	39.07	50.21	N/A
Reuters (US$)	42.3	56.4	65	40.5	54.1	62.4
IHS (US$)	44.04	52.06	58.73	43.7	49.81	56.13

For the mid- to long-term oil price forecast (for year 4 and beyond), the Company refers to IHS’s forecast results, and combines with the internal analysis on the international crude oil market environment and management’s judgment.

However, any decrease in pricing or increase in capital and operating costs could negatively affect the estimated discounted cash flows related to the Company’s proved oil and natural gas properties.

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 11

The degree of uncertainty related to the inputs is so significant that, even if forward commodity prices and other assumptions remain at their current levels, the Company is not able to quantify the amount of impairment of its proved oil and natural gas properties, if any, at this time until the Company’s year-end reserves estimation process is complete.

11.	You cite the “decline in crude oil price in near-term” as a primary cause of the impairment loss recognized during the fiscal year ended December 31, 2015 and the “revision of the estimation for the oil price forecast” as a primary cause of the impairment loss recognized during the period ended June 30, 2016. Please show us the yearly internal price forecasts used as the basis for long term commodity prices used for your value in use calculations as of December 31, 2015 and June 30, 2016. Your response should describe your basis for estimating yearly future commodity prices and explain material changes in your commodity price assumptions. Refer to paragraph 33 of IAS 36.

Response: The Company respectfully advises the Staff that firstly, the Company’s internal research institute prepares the oil price forecast report with supportive analysis and research. Then, the planning department of the Company performs a review of the oil price forecast. Finally, the future oil price forecasts are further reviewed and approved by the management of the Company.

The Company’s projection of oil price mainly refers to the oil price forecast of authoritative and independent institutions, combined with the internal analysis on the international crude oil market environment and management’s judgment.

Please refer to the Company’s response to Comment No. 10 above for the basis for estimating yearly future commodity prices and the explanation of material changes in commodity price assumptions.

12.	Tell us about the process through which you estimate future cash flows for periods beyond those for which you have approved financial budgets. Your response should describe how you determined that the assumptions on which you based your projections were consistent with past actual outcomes. With your response, explain how you examined the causes of differences between past cash flow projections and actual cash flows in the impairment testing performed as of June 30, 2016. Refer to paragraphs 34 and 36 of IAS 36.

Response: The Company respectfully asks the Staff to refer to the Company’s response to Comment No. 10 above for the process by which the Company estimates future cash flows for periods beyond the approved budget.

The Company respectfully advises the Staff that, at the end of each reporting period, the Company reassesses all the assumptions and uncertainties which may affect the future cash flow according to the past actual situation and examines the causes of differences between past projections and actual data. For instance, the Company forecasts the future production data of the producing oil fields/gas fields based on the actual production profile combined with projected production. For the short-term Capex data forecast, the Company determines it based on the annual budget. For the estimated Capex for the periods beyond the annual budget, the Company determines it based on the project scheduling and approved project gross investment budget. Adjustments will be made based on the actual progress and expenditure of the project.

When preparing the impairment test as of June 30, 2016, the Company considered the key assumption changes mentioned in Comment No. 10 above and revised the estimated future cash flows of Long Lake project accordingly. The 11% decrease in mid- to long-term future price projection resulted in a 21% decline in the future cash flow. The 4% revision to the Long Lake upgrader yield and the adjustment to the operational plan of the Long Lake Project resulted in a 16% decrease in the future cash flow. For the other assumptions, the Company compared the

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 12

projections as of December 31, 2015 against the actualized results through June 30, 2016 and believes that there are no significant changes needed in the first half of 2016.

13.	As it relates to oil and natural gas properties for which an impairment loss was recognized as of June 30, 2016, tell us whether indications of impairment existed as of December 31, 2015. Address both internal and external sources of information considered by management. Also, tell us about your estimates of the recoverable amounts of the assets for which there were indications of impairment. Refer to paragraphs 12-14 of IAS 36.

Response: The Company respectfully advises the Staff that when assessing whether there is any indication that the Company’s oil and gas properties may be impaired, the Company has considered the following factors, including, but not limited to:

•	Significant decline of reserves;

•	Significant drop of oil prices;

•	Significant changes with an adverse effect on the development plan and ongoing operations;

•	Negative changes in the business environment which have significant impacts on the capability of value creation of property;

•	Significant decline of the publicly traded lease of unconventional resources; and

•	Negative changes in main assumptions used in the M&A process.

For the same assets impaired as of June 30, 2016, the Company had assessed the impairment indications as of June 30, 2015 and December 31, 2015, and identified the decline in short-term oil future prices as an impairment indicator. After the impairment test, the recoverable amounts of most assets are greater than the carrying amounts; therefore, the Company recognized impairment loss for part of those assets as of December 31, 2015. Since the oil price declined further from April to August in 2016, the forecasted mid- and long-term oil prices declined accordingly, and the Company recognized the additional impairment loss in the first half of 2016. Further, in the first half of 2016, the Company has also identified the revision of the production plan and yield rate of the Long Lake upgrader as an impairment indicator for those assets. As the Company was in the process of investigating and evaluating the incident, such impairment indicator could not have been identified before the issuance of the 2015 20-F on April 21, 2016.

The following table sets forth the impairment indicators identified for the impaired assets of the Company as of June 30, 2016 and the corresponding information as of December 31, 2015, and the related impairment loss that had taken place in each period, respectively:

Assets	Impairment indicator		Impairment amount (US$ mm)
	December 31, 2015	June 30, 2016	December 31, 2015	June 30, 2016
Long Lake/K1A	Reduced Price Deck	Reduced Price Deck; Revisions to production and yield assumptions	nil	1,114

Mr. Roger Schwall
Mr. Ethan Horowitz
Ms. Wei Lu
Page 13

Syncrude	Reduced Price Deck	Reduced Price Deck	127	94
High Island	Reduced Price Deck	Reduced Price Deck	nil	3
Golden Eagle	Reduced Price Deck	Reduced Price Deck	nil	147
Usan	Reduced Price Deck	Reduced Price Deck	23	129
Horn River	Reduced Price Deck	Reduced Price Deck	25	84

The Company believes that the impairment amounts for the respective assets provide more meaningful information than the recoverable amounts.

In providing the above responses, and in response to the SEC’s request, we hereby acknowledge that:

•	CNOOC Limited is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CNOOC Limited may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*	*	*

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452 1441 or by email at zhonghua@cnooc.com.cn or Mr. Li He of Davis Polk & Wardwell LLP by telephone at (86-10) 8567-5005 or by email at li.he@davispolk.com. Thank you very much for your assistance.

Sincerely,

/s/ Hua Zhong
Name:	Hua Zhong
Title:	Chief Financial Officer

cc:	Li He, Davis Polk & Wardwell LLP